EXHIBIT 12.02

EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
(in millions)	2017	2016	2015	2014	2013
Earnings:
Net income	$1,691	$1,402	$862	$1,433	$866
Income tax provision (benefit)	427	70	(19)	384	326
Fixed charges	1,572	1,417	1,260	1,176	971
Total earnings	$3,690	$2,889	$2,103	$2,993	$2,163
Fixed charges:
Interest on short-term borrowings
and long-term debt, net	$1,532	$1,363	$1,208	$1,125	$917
Interest on capital leases	2	3	4	6	7
AFUDC debt	38	51	48	45	47
Total fixed charges	$1,572	$1,417	$1,260	$1,176	$971
Preferred stock dividends:
Tax deductible dividends	$9	$9	$9	$9	$9
Pre-tax earnings required to cover
non-tax deductible preferred
stock dividend requirements	7	5	5	6	7
Total preferred stock dividends	16	14	14	15	16
Total combined fixed charges
and preferred stock
dividends	$1,588	$1,431	$1,274	$1,191	$987
Ratios of earnings to combined
fixed charges and preferred
stock dividends	2.32	2.02	1.65	2.51	2.19

Note:
For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to combined fixed charges and preferred stock dividends, "earnings" represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements. "Preferred stock dividends" represent tax deductible dividends and pre-tax earnings that are required to pay the dividends on outstanding preferred securities.  Fixed charges exclude interest on tax liabilities.